

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2024

Claudia Goldfarb
Chief Executive Officer
Sow Good Inc.
1440 N. Union Bower Rd.
Irving, Texas 75061

      Re: Sow Good Inc.
           Registration Statement on Form S-1
           Filed on March 27, 2024
           File No. 333-277042

Dear Claudia Goldfarb:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 8, 2024 letter.

Form S-1 Amendment No 1 filed 3/27/24

Non-GAAP Financial Measures, page 12

1.   We note your response to our comment number 6; however, we continue to believe adjusting non-GAAP performance measures for inventory write-downs is not appropriate and does not comply with Question 100.01 of the C&DIs. Please revise as necessary. In addition, please ensure that your future filings under the Securities Exchange Act of 1934, including Forms 10-K, 10-Q and 8-K, also do not include inventory write-down adjustments for non-GAAP performance measures.

Management's Discussion and Analysis of Financial Conditions
Overview, page 47

2.   We note that you disclose that the fourth freeze drier is expected to become operation in the first quarter of 2024. Please update as to the status of the freeze drier.

Management, page 73

3. We note in your 8-K filed on April 2, 2024 that Brendon Fischer has taken over as the Company's interim Chief Financial Officer. Please provide the information required by Item 401(e) of Regulation S-K.

Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Drew Valentine